SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 278

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                                  CHAPMAN & CUTLER
                                                  Attention:  Eric F. Fess
                                                  111 West Monroe Street
                                                  Chicago, Illinois  60606

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                             FT 278

                      Cross-Reference Sheet


         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

           FORM N-8B-2                        FORM S-6
           ITEM NUMBER                  HEADING IN PROSPECTUS

            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                 Prospectus front cover
     (b)  Title of securities issued    Summary of Essential
                                        Information

2.        Name and address of each      Information as to
          depositor                     Sponsor, Trustee and
                                        Evaluator

3.        Name and address of           Information as to
          trustee                       Sponsor, Trustee and
                                        Evaluator

4.        Name and address of           Underwriting
          principal underwriters

5.        State of organization         The FT Series
          of trust

6.        Execution and termination     The FT Series; Other
          of trust agreement            Information

7.        Changes of name                    *

8.        Fiscal Year                        *

9.        Litigation                         *

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer          Rights of Unit Holders
          securities

     (b)  Cumulative or distributive
          securities                    The FT Series

     (c)  Redemption                    Rights of Unit Holders

     (d)  Conversion, transfer, etc.    Rights of Unit Holders

     (e)  Periodic payment plan
          certificates                       *

     (f)  Voting rights                 Rights of Unit Holders;
                                        Other Information

     (g)  Notice of certificate-        Rights of Unit Holders;
          holders                       Other Information

     (h)  Consents required             Rights of Unit Holders;
                                        Other Information

     (i)  Other provisions              The FT Series

11.  Types of securities comprising     The FT Series

12.       Certain information
          regarding periodic payment
          plan certificates                  *

13.  (a)  Load, fees, expenses, etc.    Summary of Essential
                                        Information; Public
                                        Offering; The FT Series

     (b)  Certain information
          regarding periodic payment
          plan certificates                  *

     (c)  Certain percentages           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (d)  Difference in price offered   Public Offering
          for any class of transactions
          to any class or group of
          individuals

     (e)  Certain other load fees,      Rights of Unit Holders
          expenses, etc. payable by
          holders

     (f)  Certain profits receivable    The FT Series
          by depositor, principal
          underwriters, trustee or
          affiliated persons

     (g)  Ratio of annual charges to
          income                             *

14.       Issuance of trust's           Rights of Unit Holders
          securities

15.       Receipt and handling of
          payments from purchasers           *

16.       Acquisition and disposition
          of underlying securities      The FT Series; Rights of
                                        Unit Holders

17.       Withdrawal or redemption      The FT Series; Public
                                        Offering; Rights of Unit
                                        Holders

18.  (a)  Receipt, custody and
          disposition of income         Rights of Unit Holders

     (b)  Reinvestment of
          distributions                 Rights of Unit Holders

     (c)  Reserves or special funds     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (d)  Schedule of distributions          *

19.       Records, accounts and
          reports                       Rights of Unit Holders

20.       Certain miscellaneous
          provisions of trust
          agreement

     (a)  Amendment                     Other Information

     (b)  Termination                   Other Information

     (c)  and (d) Trustee, removal and
          successor                     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (e)  and (f) Depositor, removal    Information as to
          and successor                 Sponsor, Trustee and
                                        Evaluator

21.       Loans to security holders          *

22.       Limitations on liability      The FT Series;
                                        Information as to
                                        Sponsor, Trustee and
                                        Evaluator

23.       Bonding arrangements          Contents of Registration
                                        Statement

24.       Other material provisions
          of trust agreement                 *

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.       Organization of depositor     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

26.       Fees received by depositor         *

27.       Business of depositor         Information as to
                                        Sponsor, Trustee and
                                        Evaluator

28.       Certain information as to          *
          officials and affiliated
          persons of depositor

29.       Voting securities of               *
          depositor

30.       Persons controlling                *
          depositor

31.       Payment by depositor for           *
          certain services rendered
          to trust

32.       Payment by depositor for           *
          certain other services
          rendered to trust

33.       Remuneration of other              *
          persons for certain
          services rendered to trust

34.       Remuneration of other              *
          persons for certain services
          rendered to trust

                IV.  DISTRIBUTION AND REDEMPTION

35.       Distribution of trust's
          securities by states          Public Offering

36.       Suspension of sales of
          trust's securities                 *

37.       Revocation of authority
          to distribute                      *

38.  (a)  Method of distribution        Public Offering

     (b)  Underwriting agreements       Public Offering;
                                        Underwriting

     (c)  Selling agreements            Public Offering

39.  (a)  Organization of principal     Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  N.A.S.D. membership of        Information as to
          principal underwriters        Sponsor, Trustee and
                                        Evaluator

40.       Certain fee received by       See Items 13(a) and 13(e)
          principal underwriters

41.  (a)  Business of principal         Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  Branch offices of
          principal underwriters             *

     (c)  Salesmen of principal
          underwriters                       *

42.       Ownership of trust's
          securities by certain
          persons                            *

43.       Certain brokerage
          commissions received
          by principal underwriters          *

44.  (a)  Method of valuation           Summary of Essential
                                        Information; The FT
                                        Series; Public Offering

     (b)  Schedule as to offering
          price                              *

     (c)  Variation in offering         Public Offering
          price to certain persons

45.       Suspension of redemption
          rights                             *

46.  (a)  Redemption Valuation          Rights of Unit Holders

     (b)  Schedule as to redemption
          price                              *

47.       Maintenance of position       Public Offering; Rights
          in underlying securities      of Unit Holders

       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.       Organization and regulation   Information as to
          of trustee                    Sponsor, Trustee and
                                        Evaluator

49.       Fees and expenses of trustee  The FT Series

50.       Trustee's lien                The FT Series

     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OR
                           SECURITIES

51.       Insurance of holders of            *
          trust's securities

                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust           The FT Series; Rights
          agreement with respect        of Unit Holders
          to selection or elimination
          of underlying securities

     (b)  Transactions involving
          elimination of underlying
          securities                         *

     (c)  Policy regarding              The FT Series; Rights
          substitution or elimination   of Unit Holders
          of underlying securities

     (d)  Fundamental policy not
          otherwise covered                  *

53.       Tax status of Trust           The FT Series

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.       Trust's securities during
          last ten years                     *

55.       Certain information regarding
          periodic payment plan
          certificates

56.       Certain information regarding
          periodic payment plan
          certificates

57.       Certain information regarding      *
          periodic payment plan
          certificates

58.       Certain information regarding
          periodic payment plan
          certificates

59.       Financial statements          Report of Independent
          (Instruction 1(b) to          Auditors; Statement of
          Form S-6)                     Net Assets





__________________________
*    Inapplicable, answer negative or not required.


              SUBJECT TO COMPLETION, DATED AUGUST 12, 1998

             European Target 20 Trust, September 1998 Series
          International Target 20 Trust, September 1998 Series

                                (FT 278)

The Trusts. FT 278 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and each as a "Trust." Each Trust consists of a portfolio containing common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities").

The European Target 20 Trust, September 1998 Series (the "European Target 20 Trust") consists of a portfolio of common stocks of the twenty
companies having the highest dividend yield as of        , 1998 (the
"Stock Selection Date") of the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Spain, Sweden, Switzerland or the United Kingdom.

The International Target 20 Trust, September 1998 Series (the
"International Target 20 Trust") consists of a portfolio of common stocks of twenty foreign companies selected from a pre-screened subset of foreign companies whose stock trades on a United States securities exchange (including ADRs) as of the Stock Selection Date.

The objective of each Trust is to provide an above-average total return through a combination of capital appreciation and dividend income. Units of the Trusts have not been designed so that their prices will parallel or correlate with movements in a particular index or indices against which the Trusts are measured, and it is expected that their prices will not do so. Each Trust has a mandatory termination date ("Mandatory Termination Date") of approximately 13 months from the date of this Prospectus as set forth under "Summary of Essential Information." Investors in the Trusts should note that an investment in a portfolio which contains foreign equity securities involves risks in addition to those normally associated with an investment in a portfolio consisting solely of domestic equity securities. There is, of course, no guarantee that a Trust's objective will be achieved.

Each Unit of a Trust represents an undivided interest in all Equity Securities deposited therein. The Sponsor may deposit additional Equity Securities or cash to create new Units after the Initial Date of Deposit in the manner described in "What is the FT Series?"

Unless otherwise indicated, all amounts herein are stated in U.S. dollars. In the case of the common stocks which are not traded on a United States securities exchange, amounts are computed on the basis of the exchange rate for the currency in which an Equity Security is generally denominated on the business day prior to the Initial Date of Deposit.

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                   First Trust (registered trademark)
                             1-800-621-9533

            The date of this Prospectus is ____________, 1998

Public Offering Price. The Public Offering Price per Unit of each Trust is equal to the aggregate underlying U.S. dollar value of the Equity Securities in such Trust (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge equal to the difference between the maximum sales
charge for each Trust (   % of the Public Offering Price) and the
maximum remaining deferred sales charge (initially $    per Unit),
divided by the number of Units of such Trust outstanding. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Equity Securities. Commencing ____________, 1998, and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through ____________, 1999, a deferred sales charge of $
 will also be assessed per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. The deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will
be    % of the Public Offering Price (equivalent to    % of the net
amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. In addition, a portion of the Public Offering Price during the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The organizational and offering costs will be deducted from the assets of a Trust as of the close of the initial offering period. The minimum purchase for each Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans), except for Rollover Unit holders who are not subject to a minimum purchase amount. The sales charge for each Trust is reduced on a graduated scale for sales involving at least $50,000. See "Public Offering-How is the Public Offering Price Determined?"

Estimated Net Annual Distributions. The estimated net annual dividend distributions per Unit to Unit holders (based on the most recent annualized dividend paid with respect to the Equity Securities and converted into U.S. dollars, if applicable, at the offer side of the exchange rate at the Evaluation Time) at the opening of business on the
Initial Date of Deposit was $    and $    for the European Target 20
Trust and International Target 20 Trust, respectively. This estimate will vary with changes in a Trust's fees and expenses, in dividends received, in currency exchange rates, foreign withholding, and with the sale of Equity Securities. There is no assurance that the estimated net annual dividend distributions will be realized in the future.

Dividend and Capital Distributions. Cash dividends received by a Trust will be paid on each December 31 and June 30 to Unit holders of record on December 15 and June 15, respectively, and again as part of the final liquidation distribution. Distributions of funds in the Capital Account, if any, will be made to Unit holders as part of the final liquidation distribution, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of expenses of a Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of a Trust, the Trustee will distribute, upon surrender of Units, to each remaining Unit holder (other than a Rollover Unit holder as defined below) his or her pro rata share of such Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" For distributions to Rollover Unit holders, see "Special Redemption, Liquidation and Investment in a New Trust." Any
Unit holder may elect to have each distribution of income or capital on his or her Units, other than the final liquidating distribution, automatically reinvested in additional Units of such Trust subject only to remaining deferred sales charge payments. See "Rights of Unit Holders-How are Income and Capital Distributed?"

Foreign Investors. If you are not a United States citizen or resident, distributions from the European Target 20 Trust will generally not be subject to U.S. federal withholding tax. See "What is the Federal Tax Status of Unit Holders?" Such investors should consult their tax advisor regarding the imposition of U.S. withholding on distributions.

Secondary Market for Units. Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on the aggregate underlying U.S. dollar value of the Equity Securities, plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unit holder may still redeem his Units through the Trustee. A Unit holder of the International Target 20 Trust tendering 1,000 Units or more may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash (an "In-Kind Distribution"). See "Public Offering-Will There be a Secondary Market?" and "Rights of Unit Holders-How May Units be Redeemed?" Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time.

Special Redemption, Liquidation and Investment in a New Trust. The Sponsor intends to create a separate series of trusts (the "New Trusts") in conjunction with the termination of each Trust (approximately 13 months after the Initial Date of Deposit). The portfolio of the New Trusts will contain equity securities of the companies which satisfy each New Trust's investment strategy at the time such New Trust is established. Unit holders may elect to have their proceeds reinvested into a New Trust by notifying the Trustee of this election by the Rollover Notification Date. Such a Unit holder's Units will be redeemed In-Kind, the distributed Equity Securities sold, and the proceeds reinvested into a New Trust at a reduced sales charge, provided such New Trust is offered and units are available. Cash not invested in a New Trust will be distributed. Such Unit holders are "Rollover Unit holders." Rollover Unit holders therefore will not receive a final liquidation distribution, but will receive Units in a New Trust. See "Summary of Essential Information" for each Trust. This exchange option may be modified, terminated or suspended. See "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust."

Termination. Commencing no later than the Mandatory Termination Date, the Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of the termination to Unit holders which will specify when certificates may be surrendered and include a form to enable a Unit holder to elect an In-Kind Distribution, if such Unit holder owns at least 1,000 Units of the International Target 20 Trust. Unit holders not electing the "Rollover Option" or those not electing or eligible for an In-Kind Distribution will receive a cash distribution within a reasonable time after their respective Trust's termination. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"

Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the applicable stock market (which, although being at or near historically high levels, have recently experienced substantial volatility and significant declines), governmental, political, economic and fiscal policies of the representative countries, volatile interest rates, economic recession, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers.

An investment in the European Target 20 Trust will also be subject to the risks of currency fluctuations associated with investments in foreign Equity Securities trading in non-U.S. currencies.

Each Trust is not actively managed and Equity Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation. Finally, each strategy has underperformed its comparative index or indices in certain years. The Trusts may not be appropriate investments for those who are unable or unwilling to assume the risks involved generally with an equity investment. Because of the nature of the Trusts and the attributes of the common stocks which caused inclusion in the portfolios, the Trusts may not be appropriate for investors seeking either preservation of capital or high current income. The Trusts are not designed to be a complete investment program for an investor. See "What are Equity Securities?-Risk Factors."

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                              of the Equity Securities-____________, 1998

                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                   European Target 20   International Target
                                                                                   Trust, September     20 Trust, September
                                                                                   1998 Series          1998 Series
                                                                                   ___________________  ____________________
General Information
Initial Number of Units (1)
Fractional Undivided Interest in the Trust per Unit (1)                              1/                   1/
Public Offering Price:
     Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)     $                    $
     Aggregate Offering Price Evaluation of Equity Securities per Unit             $                    $
     Maximum Sales Charge    % of the Public Offering Price per
        Unit (   % of the net amount invested, exclusive
        of the deferred sales charge) (3)                                          $                    $
     Less Deferred Sales Charge per Unit                                           $(     )             $(     )
     Public Offering Price per Unit (3)                                            $                    $
Sponsor's Initial Repurchase Price per Unit (4)                                    $                    $
Redemption Price per Unit (based on aggregate underlying
     value of Equity Securities less the deferred sales charge) (4)                $                    $
Cash CUSIP Number
Reinvestment CUSIP Number
Security Code
Trustee's Annual Fee and out-of-pocket expenses per Unit outstanding               $                    $
Evaluator's Annual Fee per Unit outstanding (5)                                    $                    $
Maximum Supervisory Fee per Unit outstanding (6)                                   $                    $
Estimated Organizational and Offering Costs per Unit (7)                           $                    $

First Settlement Date                                 ____________, 1998
Rollover Notification Date                            ____________, 1999
Special Redemption and Liquidation Period             ____________, 1999 to ____________, 1999
Mandatory Termination Date                            ____________, 1999
Discretionary Liquidation Amount                      A Trust may be terminated if the value of the Equity Securities is less than the lower of $2,000,000 or 20% of the total value of Equity
                                                      Securities deposited in the Trust during the initial offering period.
Income Distribution Record Date                       Fifteenth day of June and December, commencing December 15, 1998.
Income Distribution Date (8)                          Last day of June and December, commencing December 31, 1998.

______________

(1) As of the close of business on ____________, 1998, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a securities exchange is valued at the last closing sale price on the relevant stock exchange (generally 4:00 p.m. Eastern time on the New York Stock Exchange, 11:30 a.m. Eastern time on the London Stock Exchange and _____ Eastern time on each respective continental European stock exchange) on the business day prior to the Initial Date of Deposit, or if no such price exists at the closing ask price thereof. The aggregate value of the foreign Equity Securities trading in non-U.S. currencies in the European Target 20 Trust represents the U.S. dollar value based on the offering side value of the currency exchange rate for the currency in which an Equity Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the business day prior to the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price per Unit is based on the aggregate value of the Equity Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars. The Public Offering Price as shown reflects the value of the Equity Securities at the Evaluation Time on the United States business day prior to the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities may be deposited during the day of the Initial Date of Deposit which will be valued generally as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and during the initial offering period include estimated organizational and offering costs per Unit. After the initial offering period, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor may be reimbursed by the Trustee for bookkeeping and other administrative expenses currently at a maximum annual rate of
$    per Unit.

(7) Investors will bear all or a portion of the costs incurred in organizing their respective Trust (including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trusts at the end of the initial offering period (approximately one month). See "Public Offering" and "Statements of Net Assets."

(8) At the Rollover Notification Date for Rollover Unit holders or upon termination of a Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                               FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "The FT Series-What are the Expenses and Charges?" Although the Trusts have a term of approximately 13 months and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees, assuming, upon the termination of each Trust, the principal amount and distributions are rolled over into a New Trust subject only to the deferred sales charge.

                                                                      EUROPEAN TARGET               INTERNATIONAL
                                                                      20 TRUST,                     TARGET 20 TRUST
                                                                      SEPTEMBER                     SEPTEMBER
                                                                      1998 SERIES                   1998 SERIES
                                                                      _________________             _______________
Unit Holder Transaction Expenses

Initial sales charge imposed on purchase
   (as a percentage of public offering price)                         1.00%(a)      $ .100          1.00%(a)      $ .100
Deferred sales charge
   (as a percentage of public offering price)                         1.75%(b)        .175          1.75%(b)        .175
                                                                      ________      ________        ________      _______
                                                                      2.75%         $ .275          2.75%         $ .275
                                                                      ========      ========        ========      =======
Maximum Sales Charge imposed on Reinvested Dividends                  1.75%(c)        .175          1.75%(c)        .175

Organizational and Offering Costs
Estimated Organizational and Offering Costs
   (as a percentage of public offering price)                             %(d)      $                   %(d)      $
                                                                      ========      ========        ========      =======
Estimated Annual Trust Operating Expenses
     (as a percentage of average net assets)

Trustee's fee, portfolio supervision, bookkeeping,
    administrative and evaluation fees                                    %         $                   %         $
Other operating expenses                                                  %                             %
                                                                      ________      ________        ________      _______
   Total                                                                  %         $                   %         $
                                                                      ========      ========        ========      =======

An investor would pay the following expenses on a $1,000 investment, assuming the estimated operating expense ratio and a 5% annual return on the investment throughout the periods.

                                          EXAMPLES
                    European Target 20 Trust,         International Target 20 Trust,
                    September 1998 Series             September 1998 Series
                    _________________________         ______________________________
 1 Year             $                                 $
 3 Years            $                                 $
 5 Years            $                                 $
10 Years            $                                 $

________________

(a) The Initial Sales Charge would exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $    per month per Unit, irrespective of purchase
or redemption price deducted over a ten-month period for each Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.75%. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.75%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the Initial Sales Charge and to the remaining deferred sales charge payments.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unit
Holders-How are Income and Capital Distributed?"

(d) Investors will bear all or a portion of the costs incurred in organizing their respective Trust (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee). Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of the Trust at the end of the initial offering period.

The above examples assume reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

             European Target 20 Trust, September 1998 Series
          International Target 20 Trust, September 1998 Series
                                 FT 278

What is the FT Series?

The FT Series is one of a series of investment companies created by the Sponsor, all of which are generally similar, but each of which is separate and is designated by a different series number. The FT Series was formerly known as The First Trust Special Situations Trust Series. This Series consists of the underlying separate unit investment trusts designated as the "European Target 20 Trust, September 1998 Series" and "International Target 20 Trust, September 1998 Series." Each Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of securities or contracts to purchase securities in a Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of such Trust.

Because some international marketplaces offer the potential for above-average growth, in the Sponsor's opinion at least a portion of an investor's assets should be strategically invested overseas. The European Target 20 Trust allows investors to strategically invest overseas by following a simple dividend strategy and investing in some of the largest companies in Europe. Typically, large companies with high dividend yields suggests that the companies may be out of favor or undervalued. The International Target 20 Trust allows investors to strategically invest overseas by following a simple strategy of investing in some of the largest companies located outside the United States.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in a Trust's portfolio, as set forth under "Schedule of Investments" for each Trust. Following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in a Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the out-standing number of Units of such Trust. Any deposit by the Sponsor of additional Equity Securities or the purchase of additional Equity Securities pursuant to a cash deposit will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent Date of Deposit, since the two may differ due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. An affiliate of the Trustee may receive these brokerage fees or the Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced, and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in such Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of such Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to the Trusts, for which the Sponsor may be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trusts.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trusts. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year, except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information."

The Trustee pays certain expenses of a Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to a Trust an annual fee as indicated in the "Summary of Essential Information." Such fee will be based upon the largest number of Units of such Trust outstanding during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units in a Trust outstanding during the period for which the compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, see "Rights of Unit Holders."

The fees described above are payable from the Income Account of a Trust to the extent funds are available, and then from the Capital Account of such Trust. Since funds being held in the Capital and Income Accounts are for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to a Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

The following additional charges are or may be incurred by a Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; any offering costs incurred after the end of the initial offering period; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of a Trust; foreign custodial and transaction fees, if any, in the case of the European Target 20 Trust; all taxes and other government charges imposed upon the Equity Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on a Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of a Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust. For purposes of the following discussion and opinions, it is assumed that each Equity Security is equity for federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of the assets of a Trust under the Code; and the income of such Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are considered to be received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unit holder or are automatically reinvested. See "How are Income and Capital Distributed?-Distribution Reinvestment Option."

3. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind Distribution of stock is received by such Unit holder as described below). The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unit holder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Equity Security held by such Trust. Unit holders should consult their own tax advisers with regard to the calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units.

4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unit holders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes. In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for Units in the next new series of a Trust (the "New Trusts"), (the Sponsor intends to create a separate New Trust in conjunction with the termination of each of the Trusts) will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in a New Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized. Unit holders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for each Trust is deferred. It is possible that for federal income tax purposes, a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of Trust Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him or her. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unit holders should consult their tax advisors regarding the limitations on the deductibility of Trust expenses.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit (although losses incurred by Rollover Unit holders may be subject to disallowance, as discussed above). The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved, including his or her pro rata portion of all the Equity Securities represented by the Unit.

The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any such constructive sales rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 1,000 Units of the International Target 20 Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of such International Target 20 Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution with respect to each Equity Security owned by the International Target 20 Trust will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the International Target 20 Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by the International Target 20 Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of an Equity Security held by such Trust.

Because the International Target 20 Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the International Target 20 Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by such Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

As discussed in "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust," a Unit holder may elect to become a Rollover Unit holder. To the extent a Rollover Unit holder exchanges his or her Units for Units of a New Trust in a taxable transaction, such Unit holder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in such New Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unit holder's tax basis in the securities acquired. Rollover Unit holders are advised to consult their tax advisers.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities on the valuation date nearest to the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.

A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trusts.

It should be noted that payments to the Trusts of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States income tax purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

At the termination of the Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the Trust on the Equity Securities, the gross proceeds received by the Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trusts Eligible for Retirement Plans?"

In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unit holders thereof.

The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to United States federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trusts that
(a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unit holders should consult their tax advisors regarding potential foreign, state or local taxation with respect to the Units.

Are Investments in the Trusts Eligible for Retirement Plans?

Units of the Trusts are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are the Equity Securities?

The objective of each of the Trusts is to provide an above-average total return through a combination of capital appreciation and dividend income. While the objectives of the Trusts are the same, each Trust follows a different investment strategy (set forth below) in order to achieve its stated objective.

The European Target 20 Trust consists of a portfolio of common stocks of the twenty companies having the highest dividend yield as of the Stock Selection Date of the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Spain, Sweden, Switzerland or the United Kingdom.

The International Target 20 Trust consists of a portfolio of common stocks of twenty companies selected from a pre-screened subset of all foreign companies whose stock trades on a United States securities exchange (including ADRs) as of the Stock Selection Date. Initially, we select the largest foreign companies based on market capitalization whose stock trades on a United States securities exchange (including
ADRs). From this list we rank the companies by price-to-book ratio and the top 25% are removed. We then select only those companies which have exhibited a positive three-year sales growth. Finally, of the remaining companies we select the U.S. securities exchange traded stocks of the 20 companies exhibiting the greatest price appreciation over the last year for the Trust.

An investment in a Trust involves the purchase of a quality portfolio of attractive equities in one convenient purchase. Investing in stocks with high dividend yields may be effective in achieving certain of the Trust's investment objectives, because regular dividends are common for established companies, and dividends have accounted for a substantial portion of the total return on stocks of each comparative index as a group. Due to the short duration of the Trusts, there is no guarantee that either a Trust's objective will be achieved or that a Trust will provide for capital appreciation in excess of such Trust's expenses.

As set forth below, the hypothetical historical performance of the European Target 20 Trust strategy has been compared to the performance of the Morgan Stanley Capital International Europe Index ("MSCI Europe Index"); and the hypothetical historical performance of the International Target 20 Trust strategy has been compared to the performance of the Morgan Stanley Capital International Europe, Australasia and Far East Index ("MSCI EAFE sm Index"). The publisher of both the MSCI Europe Index and the MSCI EAFE sm Index, Morgan Stanley Capital International, is not affiliated with the Sponsor and has not participated in the creation of the Trusts or the selection of the Equity Securities included therein. There is, of course, no guarantee that the objective of the Trusts will be achieved.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust Portfolios as of the Stock Selection Date. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trusts even though the yields on these Equity Securities may have changed subsequent to the Initial Date of Deposit. These Equity Securities may not currently meet a Trust's selection criteria, and therefore, such Equity Securities would no longer be chosen for deposit into the Trusts if the selection process was to be performed again at a later time.

Hypothetical Performance Information

The following tables show hypothetical performance and information for the strategies employed by each Trust and the actual performance of the MSCI Europe Index and the MSCI EAFE sm Index in each of the years set forth in the tables, as of December 31 in each of those years (and as of the most recent quarter). All of the figures set forth below have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar, where applicable (i.e., returns are stated in U.S. dollar terms). The returns shown in the following table are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust Portfolio. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Each strategy underperformed its comparative index in certain years. Accordingly, there can be no assurance that a Trust's Portfolio will outperform its comparative index over the life of a Trust or over consecutive rollover periods, if available.

A holder of Units in a Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the hypothetical returns are based for the following reasons, among others: the Total Return figures shown do not reflect sales charges, commissions, Trust expenses or taxes; the Trusts are established at different times of the year; the Trusts' maturities vary slightly from those presented in compiling the Total Returns; the Trusts may not be fully invested at all times or equally weighted in all stocks comprising a strategy; Equity Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and for Trusts investing in foreign securities, currency exchange rates will be different. In addition, investors should note that the MSCI Europe Index, which represents over 500 companies from all of the developed markets in Europe, and the MSCI EAFE sm Index, which represents over 1,000 companies in 21 developed markets, both provide a much greater level of diversification of companies, industries and countries than the Trusts.

European Target 20 Trust

                     COMPARISON OF TOTAL RETURN (2)

                     Hypothetical Strategy
                       Total Returns (1)               Index Total Returns
                  ___________________________          ___________________
Year              European Target 20 Strategy          MSCI Europe Index
_____             ___________________________          _________________
1983              25.28%                               22.38%
1984               9.53%                                1.26%
1985              74.85%                               79.79%
1986              48.75%                               44.46%
1987              13.50%                                4.10%
1988              16.20%                               16.35%
1989              32.71%                               29.06%
1990              -0.29%                               -3.37%
1991              16.45%                               13.66%
1992              -1.72%                               -4.25%
1993              38.88%                               29.79%
1994               3.71%                                2.66%
1995              37.23%                               22.13%
1996              25.19%                               21.57%
1997              28.36%                               24.20%
1998 thru 6/30    20.85%                               26.67%

____________

(1) The European Target 20 Strategy Stocks for any given period were selected by applying the European Target 20 Strategy as of the beginning of the period.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first and last trading days of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return assumes that all dividends are reinvested semi-annually and all returns are stated in terms of the United States dollar. Based on the year-by-year returns contained in the table, over the 15 full years listed above, the European Target 20 Strategy Stocks achieved an average annual total return of 23.12%, which exceeded the average annual total return of the MSCI Europe Index, which was 18.65%. Although the European Target 20 Trust seeks to achieve a better performance than the MSCI Europe Index as a whole, there can be no assurance that the European Target 20 Trust will achieve a better performance over its one-year life or over consecutive rollover periods, if available.

International Target 20 Trust

                       COMPARISON OF TOTAL RETURN (2)

                   Hypothetical Strategy
                   Total Returns (1)             Index Total Returns
                   _________________________     ____________________
                   International Target 20
Year               Strategy                      MSCI EAFE(sm) Index
____               _______________________       ___________________
1973                -1.79%                       -14.17%
1974               -24.42%                       -22.14%
1975                66.56%                        37.10%
1976                18.01%                         3.74%
1977                 9.05%                        19.42%
1978                25.50%                        34.30%
1979                20.40%                         6.18%
1980                32.47%                        24.43%
1981                 1.38%                        -1.03%
1982                22.34%                        -0.86%
1983                21.68%                        24.61%
1984                -0.33%                         7.86%
1985                29.12%                        56.72%
1986                45.45%                        69.94%
1987                28.36%                        24.93%
1988                18.26%                        28.59%
1989                24.73%                        10.80%
1990               -10.98%                       -23.20%
1991                25.69%                        12.50%
1992                21.45%                       -11.85%
1993                42.71%                        32.94%
1994                 6.56%                         8.06%
1995                16.09%                        11.55%
1996                32.69%                         6.36%
1997                40.40%                         2.06%
1998 thru 6/30       2.50%                        16.08%

____________

(1) The International Target 20 Strategy Stocks for any given period were selected by applying the International Target 20 Strategy as of the beginning of the period.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first and last trading days of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return assumes that all dividends are reinvested semi-annually and all returns are stated in terms of the United States dollar. Based on the year-by-year returns contained in the table, over the 25 full years listed above, the International Target 20 Strategy achieved an average annual total return of 18.92%, which exceeded the average annual total return of the MSCI EAFE(sm) Index, which was 11.92%. Although the International Target 20 Trust seeks to achieve a better performance than the MSCI EAFE sm Index as a whole, there can be no assurance that the International Target 20 Trust will achieve a better performance over its one-year life or over consecutive rollover periods, if available.

What are Some Additional Considerations for Investors?

The Trusts consist of different issues of Equity Securities, all of which are listed on a securities exchange. In addition, each of the companies whose Equity Securities are included in a portfolio are actively-traded, well-established corporations.

A Trust consists of such of the Equity Securities listed under "Schedule of Investments" as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Risk Factors. The Equity Securities selected for the European Target 20 Trust generally share attributes that have caused them to have lower prices or higher yields relative to other similar stocks in their respective countries. The Equity Securities may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity; or they may be reacting to general market cycles. There can be no assurance that the market factors that caused the relatively low prices and high dividend yields of the Equity Securities will change, that any negative conditions adversely affecting the stock prices will not deteriorate, that the dividend rates on the Equity Securities will be maintained or that share prices will not decline further during the life of the Trust.

Certain of the issuers of Equity Securities in the Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In June 1997, companies in the U.S. tobacco industry entered into a negotiated settlement which would result in the resolution of significant litigation and regulatory issues affecting the tobacco industry generally. The proposed settlement, while extremely costly to the tobacco industry, would significantly reduce uncertainties facing the industry and increase stability in business and capital markets. However, legislation pending or proposed in the United States Congress threatens this negotiated settlement, substantially changing many aspects of it and increasing the uncertainty surrounding the proposed resolution of issues. This legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Equity Securities and the value of Units of Trusts containing such Equity Securities.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolios are not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may elect to keep or sell any securities or other property acquired in exchange for Equity Securities, such as those acquired in connection with a merger or other transaction. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation or if the Equity Securities no longer meet the criteria by which they were selected for a Trust.

Whether or not the Equity Securities are listed on a securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units in a Trust should be made with an understanding of the risks which an investment in common stocks entails. In general, the value of your investment will decline if the financial condition of the issuers of the common stocks becomes impaired or if the general condition of the relevant stock market worsens. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors. The Sponsor cannot predict the direction or scope of any of these factors. Common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should be aware of certain other considerations before making a decision to invest in a Trust. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus, the value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the initial offering period of Units of a Trust and during the Special Redemption and Liquidation Period) and other factors.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Equity Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in such Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trust will pay the brokerage fees associated therewith.

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, but may dispose of Equity Securities only under limited circumstances. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?"

Like other investment companies, financial and business organizations and individuals around the world, the Trust could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trust do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trust.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the Equity Securities contained in the Trust, to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Equity Securities contained in the Trust.

To the best of the Sponsor's knowledge, other than tobacco litigation discussed under "What are Some Additional Considerations for Investors?- Risk Factors," there is no litigation pending as of the Initial Date of Deposit with respect to any Equity Security which might reasonably be expected to have a material adverse effect on the Trusts. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in the Trusts or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the tobacco industry, the environment or the petroleum industry, may have a negative impact on certain companies represented in the Trusts. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

Foreign Issuers. Since the Equity Securities included in the Trusts consist of common stocks of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in common stocks of domestic issuers. These investment risks include the possible imposition of future political or governmental restrictions which might adversely affect the payment or receipt of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may deteriorate, the limited liquidity and relatively small market capitalization of the relevant securities market, the imposition of expropriation or confiscatory taxation, economic uncertainties, the lack of the quantity and quality of publicly available information concerning the foreign issuers as such issuers are generally not subject to the same reporting and accounting requirements as domestic issuers, and the effect of foreign currency devaluations and fluctuations on the value of the common stocks and dividends of foreign issuers in terms of U.S. dollars. In addition, fixed brokerage commissions and other custody and transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Equity Securities. The adoption of such restrictions or other legal restrictions could adversely impact the marketability of the Equity Securities and may impair the ability of the Trusts to satisfy their obligation to redeem Units or could cause delays or increase the costs associated with the purchase and sale of the Equity Securities and correspondingly affect the price of the Units.

The purchase and sale of the Equity Securities in the European Target 20 Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the European Target 20 Trust will encounter obstacles in acquiring or disposing of the Equity Securities, investors should be aware that in certain situations it may not be possible to purchase or sell an Equity Security in a timely manner for any number of reasons, including lack of liquidity in the relevant market, the unavailability of a seller or purchaser of the Equity Securities, and restrictions on such purchases or sales by reason of federal securities laws or otherwise.

On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union) are scheduled to establish fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro is expected to become the official currency of these eleven countries. As of January 1, 1999, the participating countries will no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, will be exercised by the new European Central Bank. The conversion of the national currencies of the participating countries for the euro could negatively impact the market rate of exchange between such currencies (or the newly created euro) and the U.S. dollar.

Certain of the Equity Securities in the International Target 20 Trust are in ADR or GDR form. ADRs, which evidence American Depositary Receipts and GDRs, which evidence Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Shares and Global Depositary Shares (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the Equity Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Equity Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Exchange Rate. The European Target 20 Trust is comprised of Equity Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolios (and hence of the Units) and of the distributions from the portfolios will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the European Target 20 Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the European Target 20 Trust will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

What are the Equity Securities Selected for the European Target 20 Trust, September 1998 Series?

What are the Equity Securities Selected for the International Target 20 Trust, September 1998 Series?







                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price, which is based on the aggregate underlying U.S. dollar value of the Equity Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust, plus an initial sales charge with respect to each Trust equal to the difference between the maximum sales charge for each Trust
(   % of the Public Offering Price) and the maximum remaining deferred sales charge (initially $____ per Unit) divided by the number of Units of such Trust outstanding. Commencing ____________, 1998, and on the twentieth day of each month thereafter (or if such day is not a business day, on the preceding business day) through ____________, 1999, a deferred sales charge of $.0175 will also be assessed per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. For each Trust, the deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. In addition, a portion of the Public Offering Price during the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust, including costs of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee. The organizational and offering costs will be deducted from the assets of a Trust as of the close of the initial offering period.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying U.S. dollar value of the Equity
Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust, plus estimated organizational and offering costs, divided by the number of Units of such Trust outstanding.

The minimum purchase of each Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans), except for Rollover Unit holders who are not subject to a minimum purchase amount. The applicable sales charge for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                                             Maximum
Dollar Amount of Transaction at                                              Sales               Net Dealer
Public Offering Price*                               Discount                Charge              Concession
_____________________                                ________                _______             __________
$   50,000 but less than $100,000                    %                       %                   %
$  100,000 but less than $150,000                    %                       %                   %
$  150,000 but less than $500,000                    %                       %                   %
$  500,000 but less than $1,000,000                  %                       %                   %
$1,000,000 or more                                   %                       %                   %

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Any such reduced sales charge shall be the responsibility of the selling dealer. An investor may aggregate purchases of Units of the Trusts contained in this Prospectus and other trusts sponsored by Nike Securities L.P. which are currently in the initial offering period and which have substantially the same sales load and years to maturity as the Trusts for purposes of qualifying for volume purchase discounts listed above. In addition, investors who commit to purchase $1,000,000 or more of Units of the Trusts or subsequent series of the Trusts during the 12-month period commencing with the date of their first purchase are eligible to receive the discount set forth above for sales of $1,000,000 or more on all individual purchases in excess of $250,000. The sales charge reduction for quantity purchases will not apply to Rollover Unit holders. Rollover Unit holders of prior series of the Trusts may purchase Units of the Trusts subject to the maximum deferred sales charge on such Units (for rollover purchases of $1,000,000 or more, such charge shall be limited to 1.00%), deferred as set forth above. All Units of the Trusts will be subject to the applicable deferred sales charge per Unit regardless of volume purchase discounts. Investors who, as a result of volume purchase discounts, are eligible to purchase Units subject to a Maximum Sales Charge of less than the applicable maximum deferred sales charge amount will be credited the difference between this Maximum Sales Charge and the deferred sales charge at the time of purchase. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the dealer of any such combined purchase prior to the sale in order to obtain the indicated discount. Unit holders of other unit investment trusts having a similar strategy as the Trusts may utilize their termination proceeds to purchase Units of the Trusts, subject to a deferred sales charge of $.0175 per Unit per month to be collected on each of the remaining deferred sales charge payment dates as provided herein. Except as described below, employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, related companies of the Sponsor, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price, less the applicable dealer concession. The Sponsor and certain dealers may establish a schedule by which employees, officers and directors of such dealers (as described above) are able to purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealer for activities relating to the sale of such Units (the "Employee Dealer Concession").

Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary or secondary market at the Public Offering Price, less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering-How are Units Distributed?"

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the local currency prices of the underlying Equity Securities, changes in relevant currency exchange rates and changes in applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying U.S. dollar value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The aggregate underlying U.S. dollar value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the U.S. dollar value of the Equity Securities on the ask side of the market or (c) by any combination of the above. The aggregate U.S. dollar value of the Equity Securities during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The Evaluator on each business day will appraise or cause to be appraised the value of the underlying Equity Securities in a Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day," as used herein and under "Rights of Unit Holders-How May Units be Redeemed?", shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying U.S. dollar value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The calculation of the aggregate underlying U.S. dollar value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates, if requested, representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period, Units will be sold at the current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or Units reacquired during the initial offering period and Units reacquired in the secondary market (see "Public Offering-Will There be a Secondary Market?") may be offered by this prospectus at the secondary market Public Offering Price.

It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales will be made to dealers and others at prices which represent a concession or agency commission of ____% of the Public Offering Price for primary and secondary market sales. Dealers and others will receive a concession or agency commission of $____ per Unit on purchases by Rollover Unit holders. In addition, dealers and others will receive a maximum concession of up to $0.10 per Unit on purchases of Units resulting from the automatic reinvestment of income or capital distributions into additional Units. Such concession will vary based upon the month of a Trust's Initial Date of Deposit. Notwithstanding the foregoing, dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts set forth below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust                                     Additional Concession*
______________________                                    ______________________
$ 40,000,000 but less than $50,000,000                    0.050%
$ 50,000,000 but less than $75,000,000                    0.125%
$ 75,000,000 but less than $100,000,000                   0.150%
$100,000,000 or more                                      0.200%

* Additional Concession does not include volume discount purchases.

However, resales of Units of the Trusts by such dealers and others to the public will be made at the Public Offering Price described in the prospectus. The dealer concessions set forth above are not available for sales of Units at a discount as described in "Public Offering-How is the Public Offering Price Determined?"; for such sales, except for sales to "wrap fee accounts" or similar arrangements or to employees, officers or directors of the Sponsor, dealers or vendors providing services to the Sponsor, the dealer concessions are those described in the applicable table under the caption "Net Dealer Concession." No dealer concessions will be made for sales to "wrap fee accounts" or similar arrangements, or for sales made to employees, officers and directors of the Sponsor, dealers or vendors providing services to the Sponsor, except for amounts paid to certain dealers pursuant to the Employee Dealer Concession. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. In the event the Sponsor reacquires, or the Trustee redeems, Units from brokers, dealers and others while a market is being maintained for such Units, such entities agree to repay immediately to the Sponsor any such concession or agency commission relating to such reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law. The Sponsor expects to recoup the foregoing payments from the deferred sales charge payments related to such Trusts.

From time to time the Sponsor may implement programs under which dealers of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time, pursuant to objective criteria established by the Sponsor, pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that a Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns of a Trust and returns over specified periods of other similar trusts sponsored by Nike Securities L.P. or investment strategies utilized by a Trust (which may show performance net of expenses and charges which such Trust would have charged) with returns on other taxable investments such as the common stocks comprising the DJIA, S&P 500 Composite Stock Price Index, the S&P Industrial Index, Ibbotson Small-Cap Index, other investment indices, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of each Trust are described more fully elsewhere in this Prospectus.

Advertisements and other sales material for the Trusts may also show the total returns (price changes plus dividends received, divided by the maximum public offering price) of each completed prior series and the total and average annualized return of all series in the same quarterly cycle, assuming the holder rolled over at the termination of each prior series. These returns will reflect all applicable sales charges and expenses.

Trust performance may be compared to performance on a total return basis of the DJIA, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trusts will receive a gross sales commission equal to
   % of the Public Offering Price of the Units (equivalent to    % of
the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge as described under "Public Offering-How is the Public Offering Price Determined?" In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to a Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments". During the initial offering period, the dealers and others also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price received by such dealers and others upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a maximum sales charge for each Trust of % of the Public Offering Price) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor. The Sponsor may also realize profits or sustain losses in connection with the creation of additional Units for the Distribution Reinvestment Option.

Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying U.S. dollar value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The aggregate underlying U.S. dollar value of the Equity Securities is computed on the basis of the bid side value of the relevant currency exchange rate (offer side during the initial offering period) expressed in U.S. dollars. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable or may be redeemed by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the Equity Securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account of a Trust and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after a Trust is terminated, each Unit holder who is not a Rollover Unit holder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless, in the case of the International Target 20 Trust, he or she elects an In-Kind Distribution as described under "Other Information-How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust. Dividends received with respect to the Equity Securities in a foreign currency are converted into U.S. dollars at the applicable exchange rate.

The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to the Distributions Reinvestment Option. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Equity Securities in a Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his or her Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 1,000 Units or more of the International Target 20 Trust for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit, as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of a Trust.

The Trustee is empowered to sell Equity Securities of a Trust in order to make funds available for redemption. To the extent that Equity
Securities are sold, the size and diversity of a Trust will be reduced.

Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit during the secondary market will be determined on the basis of the aggregate underlying U.S. dollar value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust (net of applicable liquidation costs for foreign Equity Securities). The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in such Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of such Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of such Trust, including but not limited to fees and expenses of the Trustee (including legal fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of such Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by such Trust; and finally dividing the results of such computation by the number of Units of such Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption. During the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Summary of Essential Information" for each Trust.

The aggregate underlying U.S. dollar value of the Equity Securities for purposes of the Redemption Price during the secondary market and the Secondary Market Public Offering Price will be determined in the following manner: if the Equity Securities are listed on a securities exchange or The Nasdaq Stock Market, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on a securities exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above. The value of the Equity Securities is converted to their U.S. dollar equivalent by computing the aggregate value on the basis of the bid side value of the relevant currency exchange as of the Evaluation Time and when determining the Redemption Price during the secondary market includes the applicable liquidation costs associated with the sale of foreign Equity Securities.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

It is expected that a special redemption and liquidation will be made of all Units of the Trusts held by any Unit holder (a "Rollover Unit holder") who affirmatively notifies the Trustee in writing that he or she desires to participate as a Rollover Unit holder by the Rollover Notification Date specified in the "Summary of Essential Information." The Sponsor intends to create a separate series of trusts (the "New Trusts") in conjunction with the termination of the Trusts.

All Units of Rollover Unit holders will be redeemed In-Kind during the Special Redemption and Liquidation Period, or such latter date as permitted by the Trustee, and the underlying Equity Securities will be distributed to the Distribution Agent on behalf of the Rollover Unit holders. During the Special Redemption and Liquidation Period (as set forth in "Summary of Essential Information"), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent may engage the Sponsor, as its agent, or other brokers to sell the distributed Equity Securities. The Equity Securities will be sold as quickly as is practicable during the Special Redemption and Liquidation Period, subject to the Sponsor's sensitivity that certain Equity Securities have different settlement dates and that the concentrated sale of large volumes of Equity Securities may affect market prices in a manner adverse to the interests of investors. The Sponsor does not anticipate that the period will be longer than five days, given that the Equity Securities are usually highly liquid. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.

The Rollover Unit holders' proceeds will be invested in a New Trust or a trust with a similar investment strategy (as selected by the Unit holder), if then registered and being offered. The proceeds of redemption will be used to buy New Trust units once all the proceeds become available; accordingly, proceeds may be uninvested for up to several days. Any Rollover Unit holder may thus be redeemed out of a Trust and become a holder of an entirely different trust, a New Trust, with a different portfolio of Equity Securities. In accordance with the Rollover Unit holders' offer to purchase the New Trust units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in a New Trust, at the public offering price, including the applicable maximum sales charge per Unit (which for Rollover Unit holders is currently expected to be $____ per unit for the New Series of a Trust, all of which will be deferred as provided herein).

The Sponsor intends to create New Trust units as quickly as possible, depending upon the availability and reasonably favorable prices of the Equity Securities included in a New Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the New Trust units. Rollover Unit holders may also elect to have their proceeds invested in a trust with a similar investment strategy, if such trust is then registered in the Unit holder's state of residence and being offered. There can be no assurance, however, as to the exact timing of the creation of the New Trust units or the aggregate number of New Trust units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create units, the Sponsor anticipates that sufficient units can be created, although moneys in a New Trust may not be fully invested on the next business day.

The process of redemption, liquidation, and investment in a New Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for a limited time period, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a New Trust will be available as each Trust terminates.

It should also be noted that Rollover Unit holders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain unlikely circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a New Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Liquidation will be an amount of cash attributable to a semi-annual distribution of dividend income; accordingly, Rollover Unit holders also will not have cash from this source distributed to pay any taxes. See "What is the Federal Tax Status of Unit Holders?"

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a period as they can without materially adversely affecting the price of the Equity Securities.

Unit holders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unit holders") will not realize capital gains or losses due to a Special Redemption and Liquidation, and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the New Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor shall notify the Unit holders before a Special Redemption and Liquidation. All Unit holders will then be remaining Unit holders, with rights to ordinary redemption as before. See "Rights of Unit Holders-How May Units be Redeemed?" The Sponsor may modify the terms of the New Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the effective date of such amendment.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Equity Securities on behalf of the Trusts.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." Each Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by such Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the initial offering period, or in the event that Units of such Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by underwriters, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser; however, liquidation of a Trust in other circumstances will result in all remaining unpaid deferred sales charges being deducted from termination proceeds paid to Unit holders.

In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of a Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" Also, because of the Special Redemption and Liquidation in a New Trust, there is a possibility that a Trust may be reduced below the Discretionary Liquidation Amount and that a Trust could therefore be terminated at that time before the Mandatory Termination Date of the Fund.

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of such Trust maintained by the Trustee. Not less than 30 days prior to the Mandatory Termination Date of the International Target 20 Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 1,000 Units of the International Target 20 Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of the International Target 20 Trust. A Unit holder may, of course, at any time after the Equity Securities are distributed, sell all or a portion of the shares. Unit holders not electing a distribution of shares of Equity Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in this Prospectus and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 278

We have audited the accompanying statements of net assets, including the schedules of investments, of FT 278, comprised of European Target 20 Trust, September 1998 Series and International Target 20 Trust, September 1998 Series as of the opening of business on ____________, 1998. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on ____________, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 278, comprised of European Target 20 Trust, September 1998 Series and International Target 20 Trust, September 1998 Series at the opening of business on ____________, 1998 in conformity with generally accepted accounting principles.



                               ERNST & YOUNG LLP

Chicago, Illinois
____________, 1998

                                                 Statements of Net Assets

                                                                   FT 278
                                        At the Opening of Business on the
                               Initial Date of Deposit-____________, 1998

                                                                             European Target 20      International Target
                                                                             Trust, September        20 Trust, September
                                                                             1998 Series             1998 Series
                                                                             ___________________     ____________________
NET ASSETS
Investment in Equity Securities represented
     by purchase contracts (1) (2)                                           $                       $
Less accrued organizational and offering costs (3)                            (     )                 (     )
Less liability for deferred sales charge (4)                                  (     )                 (     )
                                                                             ________                ________
Net assets                                                                   $                       $
                                                                             ========                ========
Units outstanding

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                        $                       $
Less sales charge (5)                                                         (     )                 (     )
Less estimated organizational and offering costs (3)                          (     )                 (     )
                                                                             ________                ________
Net assets                                                                   $                       $
                                                                             ========                ========

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $       issued by The
Chase Manhattan Bank, which will be allocated among each of the two Trusts in FT 278, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) A portion of the Public Offering Price consists of Equity
Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been
estimated at $    and $    per Unit for the European Target 20 Trust and
the International Target 20 Trust, respectively, based upon the expected number of Units to be created of each respective Trust. A distribution will be made at the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units issued is larger or smaller than the estimate, the actual distribution per Unit at the end of the initial offering period may differ from that set forth above.

(4) Represents the amount of mandatory distributions from a Trust ($ per Unit), payable to the Sponsor in ten equal monthly installments beginning on ____________, 1998 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through ____________, 1999. If Units are redeemed prior to ____________, 1999 the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors in a Trust includes a maximum total
sales charge computed at the rate of    % of the Public Offering Price
(equivalent to    % of the net amount invested, exclusive of the
deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering-How is the Public Offering Price Determined?"

                                                  Schedule of Investments

                          EUROPEAN TARGET 20 TRUST, SEPTEMBER 1998 SERIES
                                                                   FT 278
                                        At the Opening of Business on the
                               Initial Date of Deposit-____________, 1998

                                                                   Percentage
Number                                                             of Aggregate     Market      Cost of Equity   Current
of                                                                 Offering         Value per   Securities to    Dividend
Shares      Name of Issuer of Equity Securities (1)                Price            Share       the Trust (2)    Yield (3)
______      _______________________________________                ___________      ________    _____________    ________
                                                                      %             $           $                %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                      %                                          %
                                                                   _______                      ________
                 Total Investments                                 100%                         $
                                                                   =====                        ========

______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on ____________, 1998. The Trust has a mandatory termination date of ____________, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired-generally determined by the closing sale prices of the Equity Securities on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the close of business on ____________, 1998, the business day prior to the Initial Date of Deposit. The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. Such aggregate underlying value of the Equity Securities on the business day prior to
the Initial Date of Deposit was $   . Cost and loss to Sponsor relating
to the Equity Securities sold to the Trust were $    and $   ,
respectively.

(3) Current Dividend Yield for each Equity Security was calculated by dividing the most recent annualized dividend paid on an Equity Security by that Equity Security's closing sale price at the close of business on the business day prior to the Initial Date of Deposit.

                                                  Schedule of Investments

                     INTERNATIONAL TARGET 20 TRUST, SEPTEMBER 1998 SERIES
                                                                   FT 278
                                        At the Opening of Business on the
                               Initial Date of Deposit-____________, 1998

                                                                     Percentage
Number                                                               of Aggregate     Market      Cost of Equity   Current
of                                                                   Offering         Value per   Securities to    Dividend
Shares      Name of Issuer of Equity Securities (1)                  Price            Share       the Trust (2)    Yield (3)
______      _______________________________________                  ___________      ________    ____________     ________
                                                                        %             $           $                %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                        %                                          %
                                                                     _______                      ________
                           Total Investments                         100%                         $
                                                                     =====                        ========

______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on ____________, 1998. The Trust has a mandatory termination date of ____________, 1999.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired-generally determined by the closing sale prices of the Equity Securities on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the close of business on ____________, 1998, the business day prior to the Initial Date of Deposit. The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. Such aggregate underlying value of the Equity Securities on the business day prior to
the Initial Date of Deposit was $   . Cost and loss to Sponsor relating
to the Equity Securities sold to the Trust were $    and $   ,
respectively.

(3) Current Dividend Yield for each Equity Security was calculated by dividing the most recent annualized dividend paid on an Equity Security by that Equity Security's closing sale price at the close of business on the business day prior to the Initial Date of Deposit.

                 This page is intentionally left blank.

Page 39


CONTENTS:

HTML Mapping Table
Summary of Essential Information:
    European Target 20 Trust, September 1998 Series       4
    International Target 20 Trust, September 1998 Series  4
FT 278:
    What is the FT Series?                                6
    What are the Expenses and Charges?                    7
    What is the Federal Tax Status of Unit Holders?       8
    Are Investments in the Trusts Eligible for
        Retirement Plans?                                12
Portfolio:
    What are the Equity Securities?                      12
    Hypothetical Performance Information                 13
    What are Some Additional Considerations
        for Investors?                                   16
        Risk Factors                                     16
            Legislation                                  18
            Foreign Issuers                              18
            Exchange Rate                                20
    What are the Equity Securities Selected for
        European Target 20 Trust, September 1998 Series? 20
        International Target 20 Trust, September 1998
            Series?                                      21
Public Offering:
    How is the Public Offering Price Determined?         21
    How are Units Distributed?                           24
    What are the Sponsor's Profits?                      25
    Will There be a Secondary Market?                    25
Rights of Unit Holders:
    How is Evidence of Ownership Issued and
        Transferred?                                     26
    How are Income and Capital Distributed?              26
    What Reports will Unit Holders Receive?              27
    How May Units be Redeemed?                           28
    Special Redemption, Liquidation and
        Investment in a New Trust                        29
    How May Units be Purchased by the Sponsor?           31
    How May Equity Securities be Removed
        from a Trust?                                    31
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  32
    Who is the Trustee?                                  32
    Limitations on Liabilities of Sponsor and Trustee    33
    Who is the Evaluator?                                33
Other Information:
    How May the Indenture be Amended
        or Terminated?                                   33
    Legal Opinions                                       34
    Experts                                              34
Report of Independent Auditors                           35
Statement of Net Assets                                  36
Notes to Statement of Net Assets                         36
Schedules of Investments:
      European Target 20 Trust, September 1998 Series    37
      International Target 20 Trust, September 1998
        Series                                           38

When Units of the Trusts are no longer available, or for investors who will reinvest into subsequent series of the Trusts, this Prospectus may be used as a preliminary prospectus for a future series; in which case investors should note the following:

INFORMATION CONTAINED HEREIN IS SUBJECT TO AMENDMENT. A REGISTRATION STATEMENT RELATING TO SECURITIES OF A FUTURE SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                    FIRST TRUST (registered trademark)

             European Target 20 Trust, September 1998 Series

          International Target 20 Trust, September 1998 Series

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520

                          24-Hour Pricing Line:
                             1-800-446-0132

                          THIS PART TWO MUST BE
                        ACCOMPANIED BY PART ONE.

                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 40





                           MEMORANDUM

                           Re:  FT 278

     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between FT 267, which is the current fund, and FT 278, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 267 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the bonds deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Cross-Reference Sheet

          The Prospectus

          The signatures

          Exhibits

          Financial Data Schedule


                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 278 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on August 12, 1998.

                           FT 278
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By      Robert M. Porcellino
                                   Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

Robert D. Van Kampen   Director of
                       Nike Securities        August 12, 1998
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**
David J. Allen         Director of
                       Nike Securiites
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.

___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.






                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form   of  Trust  Agreement  for  Series  278  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

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3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).







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* To be filed by amendment.

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